Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1           Raj Punwaney, M.D., M.B.A. (Investors)
tel: (905) 569-2265   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006


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FOR IMMEDIATE RELEASE

      Vasogen Receives Notice of Allowance for U.S. Atherosclerosis Patent

Toronto, Ontario (June 5, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW), a developer of immune modulation therapies for autoimmune and related inflammatory diseases, today announced that the U.S. Patent and Trademark Office has issued a Notice of Allowance for a patent entitled, "Method for Preventing and Reversing Atherosclerosis." This new patent broadly protects the use of Vasogen's immune modulation therapy in the prevention and reduction of atherosclerosis.

Atherosclerosis, also known as hardening of the arteries, is a progressive condition in which the development of plaque in the artery wall restricts blood flow to the heart, brain, and extremities. It is now widely recognized that inappropriate inflammatory responses are a significant factor in the development of atherosclerosis. Atherosclerosis is the major contributing factor in a number of cardiovascular conditions including heart attack, stroke, congestive heart failure, and peripheral arterial disease.

"The granting of this patent further supports Vasogen's proprietary position in the market for immune modulation therapies for the treatment of autoimmune and inflammatory diseases," remarked David Elsley, President and CEO of Vasogen. "This allowance also reflects our continued commitment to protecting our intellectual property and building long-term value for shareholders."

Vasogen recently announced plans for a U.S. multi-center clinical trial in peripheral arterial disease, a serious cardiovascular condition affecting more than 20 million people in North America and Europe, with associated healthcare expenses in excess of $10 billion. The multi-center, randomized, placebo-controlled trial, which is anticipated to enroll up to 500 patients with moderate to severe peripheral arterial disease at centers throughout the United States, is designed to provide efficacy and safety data to support regulatory approval. Vasogen also has clinical development programs ongoing in congestive heart failure, ischemia/reperfusion injury, psoriasis, graft-versus-host disease and chronic lymphocytic leukemia.


 Vasogen is focused on developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.



Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.